Exhibit 99.2

FAX (713) 651-0849
1100 LOUISIANA	SUITE 3800	HOUSTON, TEXAS 77002-5218	TELEPHONE (713) 651-9191

February 14, 2007

Energy Partners, Ltd.

201 St. Charles Avenue, Suite 3400

New Orleans, Louisiana 70170

Gentlemen:

At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold and royalty interests of Energy Partners, Ltd. (EPL) as of December 31, 2006. The subject properties are located in the state and federal waters offshore Louisiana and Texas. The income data was estimated using the Securities and Exchange Commission (SEC) requirements for future price and cost parameters.

The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. Hydrocarbon prices in effect at December 31, 2006 were used in the preparation of this report as required by SEC rules; however, actual future prices may vary significantly from December 31, 2006 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

SEC PARAMETERS

Estimated Net Reserves and Income Data

Certain Leasehold and Royalty Interest of

Energy Partners, Ltd.

As of December 31, 2006

	Proved
	Developed		Undeveloped	Total Proved
	Producing	Non-Producing
Net Remaining Reserves
Oil/Condensate – Barrels	220,869	505,373	73,906	800,148
Gas – MMCF	17,668	18,991	11,170	47,829

Income Data
Future Gross Revenue	$114,243,852	$137,278,917	$67,866,359	$319,389,128
Deductions	18,636,777	23,344,593	21,312,666	63,294,036

Future Net Income (FNI)	$95,607,075	$113,934,324	$46,553,693	$256,095,092

Discounted FNI @ 10%	$89,555,172	$93,605,758	$35,850,547	$219,011,477

1200, 530 - 8TH AVENUE, S.W.	CALGARY, ALBERTA T2P 358	TEL (403) 262-2799	FAX (403) 262-2790
621 17TH STREET, SUITE 1550	DENVER, COLORADO 80293-1501	TEL (303) 623-9147	FAX (303) 623-4258

Energy Partners, Ltd.

February 14, 2007

	Probable
	Developed		Undeveloped	Total Probable
	Producing	Non-Producing
Net Remaining Reserves
Oil/Condensate – Barrels	44,645	123,588	35,685	203,918
Gas – MMCF	4,226	10,223	4,661	19,110

Income Data
Future Gross Revenue	$26,823,920	$65,023,298	$29,133,359	$120,980,577
Deductions	1,654,872	9,048,444	11,321,900	22,025,216

Future Net Income (FNI)	$25,169,048	$55,974,854	$17,811,459	$98,955,361

Discounted FNI @ 10%	$21,972,287	$44,105,405	$12,889,511	$78,967,203

	Possible
	Developed Non-Producing	Undeveloped	Total Possible
Net Remaining Reserves
Oil/Condensate – Barrels	227,330	1,096	228,426
Gas – MMCF	8,450	300	8,750

Income Data
Future Gross Revenue	$60,607,812	$1,849,283	$62,457,095
Deductions	2,908,676	187,461	3,096,137

Future Net Income (FNI)	$57,699,136	$1,661,822	$59,360,958

Discounted FNI @ 10%	$38,343,043	$1,197,500	$39,540,543

Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package Aries for Windows, a copyrighted program of Landmark Graphics. The program was used solely at the request of EPL. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

The future gross revenue is after the deduction of production taxes. The deductions comprise the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Gas reserves account for approximately 86 percent and liquid hydrocarbon reserves account for the remaining 14 percent of total future gross revenue from proved reserves.

RYDER SCOTT COMPANY        PETROLEUM CONSULTANTS

Energy Partners, Ltd.

February 14, 2007

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown on each estimated projection of future production and income presented in a later section of this report and in summary form as follows.

	Discounted Future Net Income As of December 31, 2006
Discount Rate Percent	Total Proved	Total Probable	Total Possible
5	$236,004,700	$88,016,600	$48,052,500
15	$204,574,000	$71,373,000	$33,011,100
20	$192,097,800	$64,986,500	$27,916,400
25	$181,245,500	$59,516,300	$23,879,900

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The probable reserves and possible reserves included herein conform to definitions of probable and possible reserves approved by the SPE/WPC using the deterministic methodology. The definitions of proved, probable, and possible reserves are included under the tab “Petroleum Reserves Definitions” in this report.

We have included probable and possible reserves and income in this report at the request of EPL. These data are for EPL’s information only, and should not be included in reports to the SEC according to the SEC disclosure specifications. The probable reserves are less certain to be recovered than the proved reserves and reserves classified as possible are less certain to be recovered than those in the probable category. The reserves and income quantities attributable to the different reserve classifications that are included herein have not been adjusted to reflect the varying degrees of risk associated with them and thus are not comparable.

Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled.

The various reserve status categories are defined under the tab “Petroleum Reserves Definitions” in this report. The developed non-producing reserves included herein are comprised of the shut-in and behind pipe categories.

Estimates of Reserves

In general, the proved producing reserves included herein were estimated by performance methods which utilized various extrapolations of historical production and pressure data available through December 2006; however, certain of the producing reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate. The proved, probable and possible non-producing and undeveloped reserves included herein were estimated by the volumetric method which utilized all pertinent wells and 3-D seismic data available through December 2006.

RYDER SCOTT COMPANY        PETROLEUM CONSULTANTS

Energy Partners, Ltd.

February 14, 2007

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

Future Production Rates

Initial production rates are based on the current rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for the estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by EPL.

The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations that are not currently producing earlier or later than anticipated in our estimates of their future production rates.

Hydrocarbon Prices

EPL furnished us with hydrocarbon prices in effect at December 31, 2006 which take into account SEC and Financial Accounting Standards Board (FASB) rules regarding current market prices.

In accordance with FASB Statement No. 69, December 31, 2006 market prices were determined using the daily oil price or daily gas sales price (‘spot price”) adjusted for oilfield or gas gathering hub and wellhead price differences (e.g. grade, transportation, gravity, sulfur and BS&W) as appropriate. Also in accordance with SEC and FASB specifications, changes in market prices subsequent to December 31, 2006 were not considered in this report.

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

Costs

Operating costs for the leases and wells in this report are based on the operating expense reports of EPL and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. For operated properties, this includes an appropriate level of corporate general administrative and overhead costs and for non-operated properties include the COPAS overhead costs allocated directly to the leases and wells under terms of operating agreements. No deduction was made for loan repayments, interests expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

Develop costs were furnished to us by EPL and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The estimated net cost of

RYDER SCOTT COMPANY        PETROLEUM CONSULTANTS

Energy Partners, Ltd.

February 14, 2007

abandonment after salvage was included for properties where abandonment costs net of salvage are significant. The estimates of the net abandonment costs furnished by EPL were accepted without independent verification.

Current costs were held constant throughout the life of the properties.

General

Table A presents a one line summary of proved reserve and income data for each of the subject properties which are ranked according to their future net income discounted at 10 percent per year. Table B presents a one line summary of gross and net reserves and income data for each of the subject properties. Table C presents a one line summary of initial basic data for each of the subject properties. Tables 1 through 291 present our estimated projection of production and income by years beginning January 1, 2007, by state, field, and lease or well.

While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

The estimates of reserves presented herein were based upon a detailed study of the properties in which EPL owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. EPL has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by EPL were accepted without independent verification. The estimates presented in this report are based on data available through December 2006.

EPL has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.

Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

This report was prepared for the exclusive use and sole benefit of Energy Partners, Ltd. and may not be put to other use without our prior written consent for such use. The data, work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.

John E. Hamlin, P.E.
Managing Senior Vice President

RYDER SCOTT COMPANY        PETROLEUM CONSULTANTS